Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the three-month period ended March 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the three-month period ended March 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Mar'21	Mar'20
Total loans			22,716,573	23,619,581
Total assets			33,614,855	38,416,205

Deposits and other demand liabilities			6,121,358	5,267,262
Time deposits and other time liabilities			10,534,033	12,708,280
Interbank borrowings			3,894,846	2,942,051
Debt instruments issued			6,266,274	6,556,820

Equity			2,389,643	3,332,973
Total equity attributable to equity holders of the bank			2,320,111	3,246,016
Non-controlling interest			69,532	86,957

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	3M'21	3M'20	3M'21	3M'20
Net operating profit before provision for loan losses	332,072	371,085	321,261	269,347
Provisions for loan losses	(39,385)	(103,740)	(36,500)	(76,697)
Total operating expenses	(172,972)	(175,286)	(172,972)	(175,286)
Operating income (loss)	119,715	92,059	111,789	17,364
Income from investments in companies	1,440	1,148	1,440	1,148
Operating income before income taxes	121,155	93,207	113,229	18,512
Income taxes	(29,476)	(65,560)	(21,550)	9,135
Consolidated income for the period	91,679	27,647	91,679	27,647

Net income attributable to holders of the Bank	90,222	27,130	90,222	27,130
Non-controlling interest	1,457	517	1,457	517

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer